List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces total voting rights as at the 31st December 2009. (4 January 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (22 January 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (6 January 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 January 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (8 January 2010)	Announcement Company announces total voting rights. (29 January 2010)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(11 January 2010)

The Company announces lodgement of audited financial statements for Diageo Investment Corporation for the year ended 30 June 2009 with the UK Listing Authority. (14 January 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 January 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 January 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒                      Form 40-F   ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                  No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 23 February 2010	By	/s/ C Kynaston
	Name:	C Kynaston
	Title:	Senior Company Secretarial Assistant

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:09 04-Jan-2010
Number	01508-2BBF

TO:     Regulatory Information Service

PR Newswire

RE:      Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

With reference to Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

As at 31 December 2009, the Company's issued capital consisted of 2,753,946,805 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 250,201,008 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,503,745,797 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

4 January 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:56 06-Jan-2010
Number	01554-57D4

TO:     Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 56,573 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,144,435 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,802,370.

6 January 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:15 08-Jan-2010
Number	01414-0970

TO:     Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 19,568 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,124,867 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,821,938.

8 January 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:54 11-Jan-2010
Number	01553-37BA

TO:     Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.
it received notification on 11 January 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 11 January 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 January 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	17

S Fletcher	18

D Gosnell	18

J Grover	18

A Morgan	18

G Williams	18

I Wright	18

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.71.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 11 January 2010 from Dr F B Humer, a director of the Company, that he had purchased 743 Ordinary Shares on 11 January 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £10.71.

3. it received notification on 11 January 2010 from Mr H T Stitzer, a director of the Company, that he had purchased 93 Ordinary Shares on 11 January 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £10.71.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	19,474

N C Rose	472,784

H T Stitzer	7,414

P S Walsh	725,326

Name of PDMR	Number of Ordinary Shares

N Blazquez	44,774

S Fletcher	167,572

D Gosnell	64,278

J Grover	153,978

A Morgan	179,866

G Williams	216,679 (of which 6,088 are held as ADS*)

I Wright	23,225

P D Tunnacliffe

Company Secretary

11 January 2010

*1 American Depositary Share ("ADS") is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Subsidiary Annual Report and Accounts
Released	15:58 14-Jan-2010
Number	01558-AF8C

TO:     Regulatory Information Service

PR Newswire

RE:      CHAPTER 9 PARAGRAPH 9.6.3 OF

THE LISTING RULES

Diageo plc announces that in accordance with paragraph 9.6.3 of the Listing Rules, two copies of the audited financial statements for Diageo Investment Corporation for the year ended 30 June 2009 have been submitted to the UKLA and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

14 January 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:55 15-Jan-2010
Number	01054-A609

TO:     Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 3,651 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,121,216 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,825,589.

15 January 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:28 20-Jan-2010
Number	01427-40C2

TO:     Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,104 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,119,112Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,827,693.

20 January 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:40 22-Jan-2010
Number	01539-F84B

TO:     Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,851 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,111,261Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,835,544.

22 January 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:32 29-Jan-2010
Number	01329-0D9F

TO:     Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 18,395 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 250,092,866Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,853,939.

29 January 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:39 29-Jan-2010
Number	01331-2C7B

TO:     Regulatory Information Service

PR Newswire

RE:      Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,946,805 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 250,092,866 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,503,853,939 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

29 January 2010

END